                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 13)


                             THE ACTAVA GROUP INC.
                    - - - - - - - - - - - - - - - - - - - -
                               (Name of Issuer)

                         $1.00 PAR VALUE COMMON STOCK
                    - - - - - - - - - - - - - - - - - - - -
                        (Title of Class of Securities)

                                  361028-10-3
                          - - - - - - - - - - - - - -
                                (CUSIP Number)

                               MICHAEL M. EARLEY
                    PRESIDENT AND CHIEF OPERATING OFFICER,
                               TRITON GROUP LTD.,
                              550 WEST C STREET,
                             SAN DIEGO, CA  92101
                                 (619) 231-1818
                    - - - - - - - - - - - - - - - - - - - -
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               OCTOBER 17, 1995
                          - - - - - - - - - - - - - -
                     (Date of Event which Requires filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                               ------------------------
  CUSIP NO. 361028-10-3          SCHEDULE 13D              PAGE 2 OF 5 PAGES
-------------------------                               ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRITON GROUP LTD.
      33-0318116

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4    WC


------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                 [_]
 5

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE

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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,413,598

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,413,598

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,413,598
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.09%

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      TYPE OF REPORTING PERSON*
14
      CO, HC

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer.
          -------------------

          Security:    Common Stock, $1.00 Par Value ("Common Stock")

          Issuer: The Actava Group Inc., formerly Fuqua Industries, Inc., ("Actava"), a Delaware corporation

          Address:     945 East Paces Ferry Road
                       Suite 2210
                       Atlanta, GA  30326

Item 2.   Identity and Background.
          -----------------------

     This Amendment No. 13 to Schedule 13D is being filed by Triton Group Ltd. ("Triton"), a Delaware corporation (as successor to Intermark, Inc.). The principal business and offices of Triton are located at 550 West C Street, 18th Floor, San Diego, CA 92101.

     There is no change to the remaining information contained in Item 2 of
Schedule 13D, as amended to date.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     There is no change to the information contained in Item 3 of Schedule 13D, as amended to date.

Item 4.   Purpose of Transaction.
          ----------------------

     The information set forth in Item 4 of Triton's Schedule 13D, as amended, is hereby amended as follows:

     On October 16, 1995, the registration statement on Form S-3 registering 3,000,000 shares of Actava Common Stock held by Triton was declared effective by the Securities and Exchange Commission.

     On October 17, 1995, Triton sold all 3,000,000 shares of Actava Common Stock pursuant to the Form S-3 in open market transactions through registered broker dealers. The net proceeds of the sale amounted to approximately $49.5 million, of which approximately $18 million will be used to repay, in full, Triton's obligations to Actava under the Amended and Restated Loan Agreement between Triton and Actava.

     As noted in Amendment No. 12 to Triton's Schedule 13D, Triton has delivered to Actava proxies in blank executed by Triton covering all of Triton's shares of Actava Common Stock, which will enable Actava's proxyholders to vote these shares in favor of the proposed mergers (the "Mergers") of Actava with Orion Pictures Corporation, MCEG Sterling Incorporated and Metromedia International Telecommunications Inc.

     As a result of the sale of 3,000,000 shares of Actava Common Stock, Triton's ownership of Actava Common Stock has been reduced to below 10% of the outstanding Common Stock. The Amended and Restated Stockholder Agreement between Triton and Actava provides that if Triton's ownership of Actava Common Stock is reduced to less than 10%, the Amended and Restated Stockholder Agreement will terminate, Triton will not be entitled to designate any directors to the Actava Board of Directors, and Actava may, at its option, require Triton's two designees on the Actava Board of Directors to resign. Notwithstanding the foregoing, upon consummation of the Mergers, Actava will not have any Triton designees on its Board of Directors.

                               Page 3 of 5 Pages

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

     The information set forth in Item 5 of Triton's Schedule 13D, as amended, is hereby amended as follows:

     (a)  1,413,598 shares of Common Stock (8.09%).

     (b) Triton has sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of, the above shares; provided, however, that Triton has delivered to Actava proxies with respect to the proposed mergers described in Item 4 hereof.

     (c) Triton has made the following open market sales through registered broker dealers over the New York Stock Exchange and other markets of an aggregate of 3,000,000 shares of Common Stock since its most recent filing on
Schedule 13D:

     Date                        Shares                    Price Per Share
     ----                        ------                    ---------------
     10-17-95                    3,000,000                 $16.875*

     *Including commissions of $.375 per share of Common Stock.

     (d) A portion of the proceeds from the sale of 3,000,000 shares of Actava Common Stock will be used to repay, in full, Triton's obligations to Actava under the Amended and Restated Loan Agreement between Triton and Actava, as described in Item 4 hereof.

     (e)  N/A

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     There is no change to the information contained in Item 6 of Schedule 13D, as amended to date.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     None.



                               Page 4 of 5 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 1995            TRITON GROUP LTD.

                                    By:    /s/ JOHN C. STISKA
                                       -----------------------------------------
                                    Name:  John C. Stiska
                                         ---------------------------------------
                                    Title: Chief Executive Officer
                                          --------------------------------------

                               Page 5 of 5 Pages